EURO TECH HOLDINGS COMPANY LIMITED
                   18/F Gee Chang Hong Centre
                     65 Wong Chuk Hang Road
                            Hong Kong
                      Tel: (852) 2814 0311
                      Fax: (852) 2873 4887




                                                February 28, 2006



VIA FAX: 202-942-9638
---------------------

Mr. William Choi
Branch Chief
Unites States Securities and Exchange Commission
Washington, D.C. 20549-0404

              Re: Euro Tech Holdings Company Limited (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2004 Filed July 14, 2005
                    Form 6-K Filed December 8, 2005
                    File No. 0-22113
                    -----------------------------------------------------

Dear Sir,

     This  letter  is  in  reply to  your  comment  letter  dated
December 31, 2005 regarding the above-noted Company.

     Except  where indicated, we will first restate your comments
and  then  give  our  response to each  comment.   The  numbering
corresponds to your comment numbers.

Comment No. 1
-------------

Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response to Comment No. 1
---------------------------

The Company has noted this comment.

                        *   *   *   *   *

United States Securities
 and Exchange Commission
February 28, 2006
Page 2


Comment No. 2
-------------

Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in revenues are from special project and engineering department sales to water and power plants and increased revenues from sales of Hioki products, expand your explanation to describe how you achieved the increased sales of Hioki products and how and why special projects and engineering department sales to water and power plants increased. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8450.

Response to Comment No. 2
-------------------------

The Company has noted the Staff's comment and will address it in future filings.

                        *   *   *   *   *

Comment No. 3
-------------

Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition, liquidity and/or operating performance. Furthermore, discuss any key performance indicators that are used to manage the business and would be material to investors. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment No. 3
-------------------------

The only possible trends we can foresee at this time are the increasing demands in the PRC for clean water, greater industrial pollution controls and waste management and the demand for electricity. We do see additional distributors competing with us. However, given the political situation in the PRC, these "trends" could evaporate quickly. For that reason, we are somewhat hesitant to discuss these issues as `trends" in our future filings. As we disclosed in our FYE 2004 20-F, we are placing a greater emphasis on developing our engineering solution business.

At the present time, we do not know of any "key performance" indicators that could be used to manage our business. We rely on our observation of economic and political developments in the PRC.

                        *   *   *   *   *

Comment No. 4
-------------

Please  correct  the Exchange Act Rule reference.   Exchange  Act
Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures, not Rules 13a-14(c) and 15d-14(e).

United States Securities
  and Exchange Commission
February 28, 2006
Page 3


Response to Comment No. 4
-------------------------

The Company has noted this comment and will revise it in future filings.

                        *   *   *   *   *

Comment No. 5
--------------

Please disclose whether there were any changes in your internal control over financial reporting during your fiscal year (not subsequent to the date of the evaluation) that have materially affected (sic) or are reasonably likely to materially affect
(sic) your internal control over financial reporting.

Response to Comment No. 5
-------------------------

Although we frequently review and update our internal controls, there were no changes in our internal controls over our financial reporting (not subsequent to the evaluation) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.


                        *   *   *   *   *

Comment No. 6
-------------

Please provide Schedule II-Valuation and Qualifying Accounts for the activity in your allowance for doubtful debts and allowance for sales returns, if any. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Answer to Comment No. 6
-----------------------

Supplementally, below please find the requested schedule for our FYE 2004. We will correct its omission in our future filings.



Schedule II - Valuation and Qualifying Accounts (US$ '000)

---------------------------------------------------------------------------
 Column A      Column B       Column C       Column D        Column E
                              Additions
---------------------------------------------------------------------------
                            -1           -2
---------------------------------------------------------------------------
Description   Balance at   Charged to        Deductions-   Balance at end
             beginning of  costs and          write off      of period
                period      expenses
---------------------------------------------------------------------------
Allowance        19           46                 (7)             58
for doubtful
debts
---------------------------------------------------------------------------

                        *   *   *   *   *

United States Securities
  and Exchange Commission
February 28, 2006
Page 4


Comment No. 7
-------------

Please tell us whether your equity interests in Yixing Pact Environmental Technology Co., Ltd. or Pact Asia Pacific Limited represent significant equity method investees that require separate financial statements to be filed. Please also provide us with a copy of your significance text analysis performed. Refer to Rule 3-09 of Regulation S-X.

Response to Comment No. 7
-------------------------

Our equity interests in Yixing Pact Environmental Technology Co., Ltd. ("Yixing") or Pact Asia Pacific Limited ("Pacific") (collectively, "Pact") do not represent significant equity method investments that require the separate financial statements to be filed. We made the analyses required by Rule 3-09 of Regulation
S-X.   Our analyses follow:

      (A) The Company's (all references herein to the Company include its other subsidiaries) investments in and advances to Yixing and Pacific did not exceed 20% of the total assets of the Company and its subsidiaries taken as a whole.

            Our total assets at December 31, 2004 were approximately US$15,699,000. Our investment in Yixing was approximately US$282,000, or approximately 1.8% of US$15,699,000. Our investment in Pacific was approximately US$289,000, or approximately 1.8% of US$15,669,000.

      (B) Our equity interest in each of Yixing and Pacific's income from continuing operations before income taxes and extraordinary items and the cumulative effect of any change in accounting principles did not exceed 20% of the Company's income, as follows: Our income from continuing operations, income before taxes, etc. was, for our FYE 2004, approximately US$838,000, consisting of the Company's own income before taxes of US$569,000, plus our share of the income before taxes, etc. of Pacific and Yixing. Our share in the income of Yixing for 2004 of US$434,000 was approximately US$131,000 or approximately 15.6% of our income before taxes, etc. Also, our share in the income before taxes, etc. from Pacific of US$459,000 was approximately US$138,000 or approximately 16.4% of our income before taxes, etc. Please see our tabular presentation as set forth on ANNEX I, attached hereto.

      (C)   The Company's proportionate share of the total assets
(after intercompany eliminations) of Yixing and Pacific did not exceed 20% of the total assets of the Company.

United States Securities
  and Exchange Commission
February 28, 2006
Page 5


      The asset test is not applicable for 50% or less owned person accounted for by the equity method as prescribed in Rule 3-09.

                        *   *   *   *   *

Comment No. 8
-------------

Please   tell  us  and  disclose  what  the  line  items   "bills
receivable" and "bills payable" represent.

Response to Comment No. 8
-------------------------

Our references to "bills payable" and "bills receivable" mean trade accounts receivable and payable, under a Bank's letter of credit, respectively. We will change these line items to "Accounts Receivable"/"Accounts Payable," respectively, in our future filings.

                        *   *   *   *   *

Please note that we have separated our responses to the two different paragraphs in your Comment No. 9.

Comment No. 9.  First Paragraph
-------------------------------

We note that PricewaterhouseCoopers (PwC), your certifying registered accounting firm, has resigned. Please tell us whether there were any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. If so, describe each disagreement, state whether any audit or similar committee of the board of directors, or the board of directors discussed the subject matter with PwC. Additionally, tell us whether you have authorized PwC to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreements and, if not, describe the nature of any limitation and the reasons for those limitations.

Response to Comment No. 9.  First Paragraph.
--------------------------------------------

We had no disagreements with our former certifying registered accounting firm on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. We have not received a request from our former accounting firm for authority to respond, but we have no intention of placing any limitations on their responses.

                        *   *   *   *   *

Comment No. 9.  Second Paragraph
--------------------------------

Additionally, please tell us specifically whether PwC has advised you of any of the following:

United States Securities
  and Exchange Commission
February 28, 2006
Page 6



     * That your internal controls necessary to develop reliable financial statements do not exist;
     * That information has come to the PwC's attention that has led it to no longer be able to rely on your representations, or that has made it unwilling to be associated with the financial statements you prepared;
     *    That   the   scope  of  the  audit  needs   to   expand
          significantly; and
     * Whether information has come to PwC's attention that it has concluded materially impacts the fairness or reliability of a previously issued audit report and whether the issue has not been resolved to PwC's satisfaction prior to resignation.

Response to Comment No. 9.  Second Paragraph
--------------------------------------------

We believe that we have the necessary internal controls to develop reliable financial statements. Our former accounting firm had advised some significant deficiencies in internal controls in the Audit Committee Report. They had expressed their concerns on the Company's readiness in meeting the requirements of the Sarbanes-Oxley Act, the sufficiency of the current management resources to carry out the comprehensive work in compliance with all the US requirements and restricted access to the financial information of associated companies. However, the requirements related to internal controls do not become effective until July 2007 as to private foreign issuers. See the Commission's press release dated September 21, 2005 (No. 2005-
134)

Our former accounting firm has not provided us with any information that has come to their attention that has led it to no longer rely on our representations, or that has made it unwilling to be associated with the financial statements that we proposed.

Our former accounting firm has not advised us that the scope of our audit needs to expand significantly.

Our former accounting firm has not advised us of any information that has come to their attention that it has concluded materially impacts the fairness or reliability of a previously issued audit report.


Lastly, the Company acknowledges the following:

      a. It is responsible for the adequacy and accuracy of the disclosures contained in the filing.

      b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

      c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities
  and Exchange Commission
February 28, 2006
Page 7


Should you have any further questions in this regard, please do not hesitate to contact us at our counsel, Robert Perez, Esq., at Gusrae, Kaplan, Bruno & Nusbaum PLLC, telephone number 212-269-
1400.

                              Very truly yours,

                              EURO TECH HOLDINGS COMPANY LIMITED


                              By:/s/T.C. Leung
                                 -----------------------------------
                                 T.C. Leung, Chief Executive Officer
                                 and Chairman of the Board

United States Securities
  and Exchange Commission
February 28, 2006
Page 8


Euro Tech Holdings Company Limited: Reply to Staff Comment Letter of
--------------------------------------------------------------------
                                ANNEX I
                                -------
  ____________________________________________________________


                      At December 31, 2004
                      --------------------

(A)  Investment and Advances                  Approximate Percentage
     -----------------------                  ----------------------

     In Yixing = US$282,000
                   divided by               =             1.8
     Our Total Assets = US$15,699,000

     In Pacific = US$289,000
                   divided by               =             1.8
     Our Total Assets = US$15,699,000


 (B) Equity Interest in Income

     Yixing Income Before Taxes, etc. US$434,000

     Our Share in Income Before Taxes, etc. = US$131,000
                   divided by               =             15.6
     Our Total Income Before Taxes, Etc.    = US$838,000


     Pacific Income Before Taxes US$459,000

     Our Share in Income, Etc. US$138,000
                   divided by               =             16.4
     Our Total Income          US$838,000